Klondex Announces New Discovery at Fire Creek Mine;
Drilling Continues to Extend Main Vein System

Vancouver, BC - November 10, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to provide an update on surface and underground drilling at its Fire Creek Mine, located in northern Nevada, USA. The following drill results are in addition to those included within the mineral reserve and mineral resource estimates released on September 12, 2016.

Fire Creek Mine Surface Drilling Highlights:

•	FCC-0020: 0.53 opt Au over 10.0 ft, or 18.01 g/t over 3.0 m - West Zone

•	FCC-0033: 0.38 opt Au over 9.2 ft, or 13.15 g/t over 2.8 m - Northwest Expansion and 0.65 opt Au over 1.5 ft, or 22.40 g/t over 0.5 m - Northwest Expansion

•	FCC-0042: 0.39 opt Au over 1.3 ft, or 13.30 g/t over 0.4 m - North Expansion

•	FCC-0053: 0.62 opt Au over 0.8 ft, or 21.30 g/t over 0.2 m - Northwest Expansion

Fire Creek Mine Underground Drilling Highlights:

•	FCU-0649: 12.11 opt Au over 5.1 ft, or 415.33 g/t over 1.6 m - Joyce Vein

•	FCU-0656: 6.71 opt Au over 5.0 ft, or 230.03 g/t over 1.5 m - Hui Wu Vein

•	FCU-0661: 5.82 opt Au over 1.0 ft, or 199.52 g/t over 0.3 m - Vein 18

•	FCU-0638: 3.98 opt Au over 6.8 ft, or 136.48 g/t over 2.1 m - Vein 5

•	FCU-0668: 3.49 opt Au over 2.9 ft, or 119.51 g/t over 0.9 m - Vein 13

Fire Creek Mine Surface Drilling Summary (Table 1):
14 surface holes totaling 19,801 ft (6,033 m) were drilled during the reporting period. These holes targeted vein extensions in the Northwest, North, Eastern and South Expansion areas, along strike and up and down dip. (Figure 1)

West Zone New Discovery
Hole FCC-0020 targeted a 6,500 ft (1,980 m) geophysical anomaly approximately 3,960 ft (1,207 m) west of the current mine workings. This intercept is approximately 400 ft (1,207 m) below surface and suggests a new mineralized structure that is open in all directions.

The Fire Creek District contains a number of similar geophysical anomalies that have not yet been tested, further suggesting additional growth potential of the Fire Creek land position. A follow-up drill program is in progress.

Fire Creek Mine Underground Drilling Summary (Table 2):
65 underground holes totaling 41,172 ft (12,549 m) were drilled during the reporting period. These holes tested vein extensions along strike and vertically which continues to suggest the continuity of this high grade vein system. (Figure 2) This drilling extended Vein 16 875 ft (266.7 m) to the south along strike and 175 ft (53.3 m) vertically and extended Vein 9 to the north along strike by 100 ft (30.5 m).

Until this year, this area had limited surface drilling with sparse results. Tighter sampling and underground drilling suggests that there could be a robust vein network within a short distance northeast of the main workings. West-ward directed drilling has continued to define and infill the resource model along the Karen and Honeyrunner veins. (Figure 3)

Infill, down-dip drilling continued on Karen, Hui Wu, Joyce and Vonnie veins. These drill results continue to highlight wide, high grade ore shoots near existing mine development, a portion of which may be in production in 2017. (Figure 4)

Brian Morris, Vice President Exploration stated, “These underground drill results continue to demonstrate the robust, high-grade nature of the vein system.” Mr. Morris continued, “The new discovery in the West Zone is another example of our Fire Creek exploration team utilizing and confirming our understanding of the geophysical data set. This indicates that we may have a much larger, district-wide system at Fire Creek and suggests the potential to expand well beyond the current footprint.”

Assays were performed by ALS Chemex of Reno, Nevada, as directed under the supervision of Klondex staff. This organization is an ISO 17025 accredited independent laboratory.

A description of the data verification methods, quality assurance program and quality control measures applied can be found in the technical reports titled “Technical Report for the Fire Creek Project, Lander County, Nevada”, dated March 28, 2016 and with an effective date of June 30, 2015 which is available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora mine and ore milling facility (formerly known as Esmeralda), also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations & Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to the exploration potential at the Fire Creek Mine and future exploration plans of Klondex. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which mineral reserve estimates are reflective of actual mineral reserves; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.